Exhibit 17

Exhibit 17 – List of Subsidiary Issuers of Guaranteed Securities

As of December 31, 2020, CRH America, Inc., a company incorporated in the State of Delaware and a wholly-owned consolidated subsidiary of CRH plc, is the issuer of the following securities, which are fully and unconditionally guaranteed by CRH plc:

•	US$400 million 5.750% Notes due 2021

•	US$1,250 million 3.875% Notes due 2025

•	US$300 million 6.40% Notes due 2033 (i)

•	US$500 million 5.125% Notes due 2045

(i) Originally issued as a US$300 million bond in September 2003. Subsequently in August 2009 and December 2010, US$87.445 million of the issued Notes were acquired by CRH plc as part of liability management exercises undertaken.